Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 4, 2015 – The following Management’s Discussion and Analysis of financial results (“MD&A”) as provided by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for the three and nine months ended September 30, 2015 and 2014, and the audited consolidated financial statements of the Company for the years ended December 31, 2014 and 2013, and the related MD&A. Disclosure which is unchanged from the MD&A for the year ended December 31, 2014 may not be repeated herein. This commentary is based on information available to, and is dated as of November 4, 2015. The financial data presented is in Canadian dollars, except where indicated otherwise.

CONVERSION: The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

ADDITIONAL GAAP MEASURES: This MD&A contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with generally accepted accounting principles (“GAAP”) as an indicator of the Company’s performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in this MD&A. Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This MD&A also contains the terms “total net debt”, “long-term debt”, and “adjusted working capital deficiency (excess)”, which also are not recognized measures under GAAP. Therefore reference to the additional GAAP measures of total net debt, long-term debt, or adjusted working capital deficiency (excess) may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess) and long-term debt. Long-term debt includes the balances of bank debt and Senior Notes (as defined below). The adjusted working capital deficiency (excess) is an additional GAAP measure calculated as net working capital deficiency (excess) excluding current finance lease obligation, current deferred lease inducements and current portion of risk management asset. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

NON-GAAP MEASURES: This MD&A contains the terms of “operating netbacks”, “adjusted net profit (loss)”, “total revenue” and “total capital expenditures – net”, which are not recognized measures under GAAP. Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Adjusted net profit (loss) is calculated by excluding the after tax effect of non-cash commodity contracts mark-to-market gains and losses, unrealized foreign exchange gains and losses, and non-cash one time charges, as applicable, impacting net profit (loss). Management believes that, in addition to net profit (loss), adjusted net profit (loss) is a useful supplemental measure as it reflects the underlying performance of Bellatrix’s business activities. Readers are cautioned, however, that this measure should not be construed as an alternative to net profit or loss determined in accordance with GAAP as a measure of performance. Bellatrix’s method of calculating this measure may differ from other entities, and accordingly, may not be comparable to measures used by other companies. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

1

JOINT ARRANGEMENTS: Bellatrix is a partner in the Grafton Joint Venture, the CNOR Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture (all as defined below), which have all been separately assessed and classified under International Financial Reporting Standards (“IFRS”) as joint operations. This classification is on the basis that the arrangement is not conducted through a separate legal entity and the partners are legally obligated to pay their share of costs incurred and take their share of output produced from the various production areas, and all partners have rights to the assets and obligations for the liabilities resulting from the joint operations. The Company considered these factors as well as the terms of the individual agreements in determining the classification of a joint operation to be appropriate for each arrangement. For purposes of disclosure throughout the MD&A and financial statements, Bellatrix has referred to these arrangements by the common oil and gas industry term of joint ventures.

GRAFTON JOINT VENTURE – During the second quarter of 2014, Bellatrix announced that Grafton Energy Co I Ltd. (“Grafton”) elected to exercise an option to increase committed capital investment to the joint venture (the “Grafton Joint Venture”) with Grafton established during 2013 by an additional $50 million, for a total commitment of $250 million. The funding period of the Grafton Joint Venture was extended to the third anniversary of the program’s effective date for wells relating to the exercised option. During the second quarter of 2015, the funding period of the Grafton Joint Venture for the initial and amended agreement whereby Grafton will contribute $200 million was extended to December 31, 2015. All other terms and conditions of the commitment increase are the same as the previously announced Grafton Joint Venture. The Grafton Joint Venture properties are in the Willesden Green and Brazeau areas of West-Central Alberta, whereby Grafton will contribute 82%, or $250 million, to the joint venture to participate in a Notikewin/Falher and Cardium well program. Under the agreement, Grafton will earn 54% of Bellatrix’s working interest (“WI”) in each well drilled in the well program until payout (being recovery of Grafton's capital investment plus an 8% internal rate of return) on the total program, reverting to 33% of Bellatrix's WI after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty (“GORR”) on Bellatrix’s pre-Grafton Joint Venture WI.

CNOR JOINT VENTURE – During the third quarter of 2014, Bellatrix announced that the Company and Canadian Non-Operated Resources Corp. ("CNOR"), a non-operated oil and gas company managed by Grafton Asset Management Inc., had completed the formation of a new multi-year joint venture arrangement (the “CNOR Joint Venture”), pursuant to which CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's extensive undeveloped land holdings. Under the terms of the agreement, CNOR will pay 50% of the drilling, completion, equipping and tie-in capital expenditures associated with development plans to be proposed by Bellatrix and approved by a management committee comprised of representatives of Bellatrix and CNOR in order to earn 33% of Bellatrix's working interest before payout (being recovery of CNOR’s capital investment plus an 8% return on investment) and automatically converting to a 10.67% GORR on Bellatrix's pre-joint venture working interest after payout.

DAEWOO AND DEVONIAN PARTNERSHIP – Bellatrix has a joint venture arrangement (the “Daewoo and Devonian Partnership”) with Canadian subsidiaries of two Korean entities, Daewoo International Corporation (“Daewoo”) and Devonian Natural Resources Private Equity Fund (“Devonian”) in the Baptiste area of West-Central Alberta, whereby Daewoo and Devonian own a combined 50% of Bellatrix’s WI share of producing assets, an operated compressor station and gathering system and related land acreage.

TROIKA JOINT VENTURE – Bellatrix has a joint venture (the “Troika Joint Venture”) with TCA Energy Ltd. ("TCA") in the Ferrier Cardium area of West-Central Alberta, whereby Troika will contribute 50% towards a capital program for which they will receive a 35% WI until payout (being recovery of TCA's capital investment plus a 15% internal rate of return) on the total program, and thereafter reverting to 25% of Bellatrix's WI.

2

UNBOOKED DRILLING LOCATIONS: Unbooked locations as disclosed herein have been identified by management as an estimation of the Company's multi-year drilling activities using information including applicable geologic, seismic, engineering, production, pricing assumptions and reserves information. There is no certainty that Bellatrix will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which Bellatrix actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While the majority of Bellatrix's unbooked locations are extensions or infills of the drilling patterns already recognized by the Company's independent qualified reserves evaluator, other unbooked drilling locations are farther away from existing wells where management may have less information about the characteristics of the reservoir and therefore there may be more uncertainty whether wells will be drilled in such locations and if drilled there may be more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

TYPE CURVE AND CAPITAL EFFICIENCY: This MD&A contains information relating to the type curve and capital efficiency for Bellatrix's Spirit River wells have been presented. The type curve set forth herein is generated from March 2011 – June 2014, Bellatrix operated, Notikewin and Falher B wells and represents the mean (P50) performance curve. Full cycle economics are based on Bellatrix's current expectations of facilities, land, seismic and related costs per well.  Capital efficiency is a measure of expected capital expenditures per well divided by average first year production results (IP365) based on the type curve presented. The type curve and capital efficiency numbers have been presented to provide readers with information on the assumptions used for management's budgeting process and future planning. The full cycle economics may not be achieved on future wells as a result of a number of factors including the risks identified below under "Forward Looking Statements". In addition, there is no certainty that future wells will generate results to match historic type curves presented herein.

Additional information relating to the Company, including the Bellatrix’s Annual Information Form, is available on SEDAR at www.sedar.com and on the Company’s website at www.bellatrixexploration.com. The Company’s EDGAR filings and forms are available through the U.S. Securities and Exchange Commission at www.sec.gov.

3

FORWARD LOOKING STATEMENTS: Certain information contained herein may contain forward looking statements including management’s assessment of future plans, operations and strategy, including the Company’s liquidity position and available undrawn capacity on the Company’s $600 million bank credit facility, the capital efficiencies in the Company’s Spirit River play and the impact of the use of promoted JV capital, the Company’s ability to mitigate adverse impacts from third party plant and pipeline restrictions, the Company’s estimate of future Spirit River formation drilling locations, the intent of the Company to focus capital activity for the remainder of 2015 on the Spirit River Play, the impacts of the Alder Flats Plant on the Company’s operating costs, competitiveness and long term profitability, the Company’s future average expected corporate royalty rates, the expectation that general and administrative costs will decline year over year, the Company’s ability to grow 2015 full year average volumes by approximately 9% relative to 2014, the Company’s ability to manage infrastructure constrains by redirecting volumes to unaffected plants and delivery points along the Canadian mainline gas transmission system and thereby mitigating the impacts of system constraints, the Company’s ability to respond to a commodity price recovery and to grow volumes under existing and future firm service arrangements, the Company’s ability to use commodity price hedging to provide greater assurance of future revenue and cash flow, estimated fourth quarter capital expenditures of approximately $20 million, the Company’s ability to reduce bank debt through year end while maintaining average production volumes in the fourth quarter similar to third quarter levels, that industry natural gas volume growth will remain constrained for several years until additional takeaway capacity is constructed and expanded, the Company’s ability to grow corporate volumes over the near to long term, the impact of the Alder Flats Plant on operating costs, the Company’s focus on debt reduction initiatives, including spending under forecast cash flow while maintaining total Company production volumes, and the Company’s ability to maintain balance sheet flexibility and manage effectively through the commodity price cycle, and details of the Company’s future strategy, the intent to explore strategies to sustain or reduce net debt, the ability to fund the Company's capital program with cash flow and bank indebtedness, the expectation that current outstanding litigation will not have a material adverse impact on the Company's financial position or results of operations and the sensitivities of funds flow from operations to changes in commodity prices and exchange rates, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on November 4, 2015 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

4

Overview and Description of the Business

Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.

Third Quarter 2015 Activities

Bellatrix’s third quarter results showcase the profitability of Bellatrix’s Spirit River play and the strategic benefits of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant in the Alder Flats area of Alberta (“Alder Flats Plant”) and Bellatrix’s associated firm service transportation arrangements. Bellatrix’s quarterly results also demonstrate continued benefits from capital cost reductions and efficiency gains. Despite the challenges associated with the current commodity price environment, Bellatrix maintains a strong liquidity position, with $259 million of undrawn capacity (excluding letters of credit) on the Company’s $600 million bank credit facility at September 30, 2015, and the third quarter capital plan generated free cash flow, which together with proceeds from a disposition of a working interest in a pipeline allowed the Company to reduce outstanding bank debt by approximately $15 million in the quarter.

Total corporate production volumes were maintained through the third quarter despite only spending 74% of funds flow from operations, a testament to the highly competitive capital efficiencies in the Spirit River play and use of promoted joint venture (“JV”) capital. Despite drilling only 11.4 net wells through the nine months ended September 30, 2015 compared to 52.0 net wells during the comparative period in 2014, Bellatrix has not only offset production declines, but has grown average production volumes by 14% over the comparative nine month period. The Company has made several key advancements in 2015 including material improvements in its operating, general and administrative, and royalty cost profiles, in addition to proactive management of firm service processing and transportation agreements which have significantly mitigated adverse impacts from third party plant and pipeline restrictions.

Bellatrix maintains a core position in the Spirit River play which continues to deliver industry leading returns on investment, making it one of the most profitable plays in the Western Canadian Sedimentary Basin owing to its low supply cost. Bellatrix’s operational results year to date in the Spirit River continue to validate an IP365 capital efficiency estimate of $8,000/boe/d. With an identified inventory of 388 net well locations in the Spirit River formation, Bellatrix maintains more than a decade of drilling opportunity in this low supply cost resource play, providing a foundation for future growth and profitable returns for shareholders.

PROACTIVELY MANAGED FIRM SERVICE ARRANGEMENTS MITIGATING TAKEAWAY CONSTRAINTS

The industry continued to experience system wide curtailment of interruptible and firm service transportation through the third quarter of 2015 on the Canadian mainline gas transmission system due to ongoing maintenance and pipeline integrity management work, including curtailments at certain facilities utilized by Bellatrix. In the third quarter, Bellatrix’s volumes were curtailed on average by approximately 1,000 boe/d due to a major turnaround at a non-operated facility and continued reductions and allocated constraints along the Canadian mainline gas transmission system.

Despite these facility and system constraints, Bellatrix has been able to maintain production levels through proactive management of Bellatrix’s firm capacity on the Canadian mainline gas transmission system. Additionally, the utilization of Bellatrix’s infrastructure provides significant flexibility to redirect volumes to unaffected plants and delivery points along the mainline system mitigating the impact of system constraints. Bellatrix currently holds excess firm capacity on the Canadian mainline gas transmission system relative to the Company’s current volumes and is positioned to grow volumes over the near to medium term within an industry that remains otherwise constrained due to limited access to incremental growth outlets for natural gas volumes along the principal areas of development in the Western Canadian Sedimentary Basin.

5

CAPITAL COST REDUCTIONS AND CONTINUED EFFICIENCY GAINS

Bellatrix’s third quarter 2015 results also reflect a continued focus on cost reduction and optimization efforts. Cost initiatives across drilling, completion, equipping and tie-in activities such as redesigned drilling parameters that have reduced average days on location, using monobore well configurations where practical, reduced temporary production tie-ins, minimized lease sizes, plus the impact from increased competitive pricing of services have resulted in reduced well costs year to date. Average drill, complete, equip and tie-in costs for the Spirit River program in the third quarter of 2015 have averaged approximately $4.0 million, providing further enhanced profitability of the Company’s development program.

Operating costs in the third quarter of $7.38/boe represents a sequential quarter over quarter improvement of approximately 14%. The inaugural first full quarter impact of the Alder Flats Plant was a principal contributor of the cost reductions, in addition to further cost containment initiatives realized across a number of categories at the field level. Average operating costs year to date of $8.18/boe compare favourably to the Company’s full year guidance of $8.25/boe.

Net general and administrative (“G&A”) costs (after capitalized costs and recoveries) were down 26% to $1.34/boe in the third quarter of 2015 compared with $1.81/boe in the second quarter of 2015, as the benefits of previously announced cost reduction initiatives were realized in the third quarter. Gross G&A costs are forecast in 2015 to be approximately $11 million lower than 2014 stemming from the cost reduction initiatives. Net G&A costs are expected to decline year over year as overall gross G&A cost reductions have more than offset reduced G&A recoveries from partners due to lower activity levels.

Royalty rates have declined materially due to a combination of lower commodity prices and increased gas cost allowance (“GCA”) credits associated with infrastructure and facilities investments by Bellatrix.

The cash cost benefit in the third quarter from the combination of lower operating costs, lower G&A, and reduced royalty rates toward the corporate netback was $2.38/boe, representing a 19% improvement compared with the second quarter of 2015.

6

THIRD QUARTER 2015 HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Total revenue (2)	82,066	137,411	261,193	453,307
Funds flow from operations (3)	26,598	60,341	79,833	208,996
Per basic share (6)	$0.14	$0.32	$0.42	$1.16
Per diluted share (6)	$0.14	$0.31	$0.42	$1.14
Cash flow from operating activities	22,015	60,006	61,042	204,369
Per basic share (6)	$0.11	$0.31	$0.32	$1.13
Per diluted share (6)	$0.11	$0.31	$0.32	$1.12
Adjusted net profit (loss) (5)	(12,569)	29,622	(44,657)	99,551
Per basic share (6)	($0.07)	$0.15	($0.23)	$0.55
Per diluted share (6)	($0.07)	$0.15	($0.23)	$0.54
Net profit (loss)	(50,460)	44,874	(87,577)	108,293
Per basic share (6)	($0.26)	$0.23	($0.46)	$0.60
Per diluted share (6)	($0.26)	$0.23	($0.46)	$0.59
Capital – exploration and development	19,578	138,545	138,376	422,594
Capital – corporate assets	177	1,656	3,288	7,817
Property acquisitions	-	27,589	749	27,571
Capital expenditures – cash	19,755	167,790	142,413	457,982
Property dispositions – cash	(8,496)	-	(10,307)	(8,374)
Total net capital expenditures – cash	11,259	167,790	132,106	449,608
Other non-cash items	2,465	3,642	6,019	12,233
Total capital expenditures – net (5)	13,724	171,432	138,125	461,841
Bank debt	341,030	402,655	341,030	402,655
Senior notes	320,709	-	320,709	-
Adjusted working capital deficiency (4)	61,715	67,462	61,715	67,462
Total net debt (4)	723,454	470,117	723,454	470,117
Total assets	2,160,522	1,996,558	2,160,522	1,996,558
Total shareholders’ equity	1,165,587	1,190,258	1,165,587	1,190,258

7

SELECTED OPERATING RESULTS		Three months ended September 30,		Nine months ended September 30,
		2015	2014	2015	2014
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	11,993	11,631	12,036	12,222
Natural gas	(mcf/d)	169,704	157,244	177,917	145,190
Total oil equivalent	(boe/d) (4)	40,277	37,838	41,689	36,420
Average realized prices
Crude oil and condensate	($/bbl)	51.59	90.39	55.94	97.70
Crude oil and condensate (including risk management (1))	($/bbl)	54.00	81.36	57.14	86.76
NGLs (excluding condensate)	($/bbl)	11.03	43.20	14.59	47.43
Crude oil, condensate and NGLs	($/bbl)	25.57	65.78	31.92	73.77
Natural gas	($/mcf)	3.24	4.44	3.04	5.08
Natural gas (including risk management (1))	($/mcf)	3.04	4.30	3.00	4.51
Total oil equivalent	($/boe) (4)	21.27	38.67	22.21	45.01
Total oil equivalent (including risk management (1))	($/boe) (4)	21.12	36.77	22.37	40.83

Net wells drilled		5.4	17.5	11.4	52.0

Selected Key Operating Statistics
Operating netback (5)	($/boe) (4)	11.72	22.37	10.84	28.18
Operating netback (5) (including risk management (1))	($/boe) (4)	11.58	20.47	11.01	23.99
Transportation	($/boe) (4)	1.34	1.25	1.27	1.22
Production expenses	($/boe) (4)	7.38	8.85	8.18	8.27
General & administrative	($/boe) (4)	1.34	1.75	1.67	1.63
Royalties as a % of sales (after transportation)		9%	19%	13%	18%

COMMON SHARES
Common shares outstanding		191,963,910	191,488,243	191,963,910	191,488,243
Share options outstanding		13,193,499	11,217,837	13,193,499	11,217,837
Fully diluted common shares outstanding		205,157,409	202,706,080	205,157,409	202,706,080
Weighted average shares (6)		191,963,910	191,351,567	191,959,099	180,347,407
SHARE TRADING STATISTICS
TSX and Other (7)
(CDN$, except volumes) based on intra-day trading
High		3.30	9.68	4.46	11.65
Low		1.80	6.81	1.80	6.81
Close		2.04	6.88	2.04	6.88
Average daily volume		1,667,953	2,439,662	2,143,204	2,521,746
NYSE
(US$, except volumes) based on intra-day trading
High		2.57	9.14	3.81	10.70
Low		1.38	6.11	1.38	6.11
Close		1.52	6.15	1.52	6.15
Average daily volume		783,798	446,638	800,899	327,729

(1) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

8

(2) Total revenue is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total revenue may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Management believes this measure is a useful supplementary measure of the revenue generated by the Company.

(3) The term funds flow from operations is an additional GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to the additional GAAP measures of funds flow from operations, or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

(4) Total net debt is considered to be an additional GAAP measure. Therefore reference to the additional GAAP measure of total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation and deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is an additional GAAP measure calculated as net working capital deficiency (excess) excluding current commodity contract assets and liabilities, current finance lease obligation, and current deferred lease inducements. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found in this MD&A.

(5) Operating netbacks, adjusted net profit (loss), and total capital expenditures – net are considered non-GAAP measures. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from total revenue. Adjusted net profit (loss) is calculated by excluding unrealized gains and losses on commodity contracts, net of associated tax impacts, and unrealized gains and losses on foreign exchange, net of associated tax impacts, from net profit (loss). The detailed calculations of adjusted net profit (loss) are found in the MD&A. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. The detailed calculations of operating netbacks are found in the MD&A.

(6) Basic weighted average shares for the three and nine months ended September 30, 2015 were 191,963,910 (2014: 191,351,567), and 191,959,099 (2014: 180,347,407), respectively.

In computing weighted average diluted profit (loss) per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three and nine months ended September 30, 2015, a total of nil (2014: 1,685,048), and nil (2014: 2,331,052) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, resulting in diluted weighted average common shares of 191,963,910 (2014: 193,036,615), and 191,959,099 (2014: 182,678,459), respectively.

(7) TSX and Other includes the trading statistics for the TSX and other Canadian trading markets.

Third Quarter 2015 Financial and Operational Results

SALES VOLUMES

Sales volumes for the three months ended September 30, 2015 increased by 6% to an average of 40,277 boe/d compared to 37,838 boe/d in the third quarter of 2014. Total crude oil, condensate and natural gas liquids (“NGLs”) averaged 30% of sales volumes for the third quarter of 2015 compared to 31% in the same period in 2014. Sales volumes for the nine months ended September 30, 2015 averaged 41,689 boe/d, an increase of 14% from 36,420 boe/d realized in the first nine months of 2014. Total crude oil, condensate and NGLs averaged 29% of sales volumes for the nine months ended September 30, 2015 compared to 34% in the same period in 2014. The increase in total sales volumes between the three and nine month periods ended September 30, 2014 and 2015 was primarily a result of Bellatrix’s ongoing successful drilling activity in the Spirit River resource play, proactive management of firm service agreements and Bellatrix’s infrastructure providing flexibility to maintain production levels during periods of industry-wide constraints. In the nine months ended September 30, 2015, Bellatrix spent $55.8 million on net drilling and completion capital expenditures and successfully drilled 22 gross (11.4 net) wells.

During the first nine months of 2015, the industry experienced system wide curtailment of interruptible and firm service transportation on the Canadian mainline gas transmission system due to ongoing maintenance and pipeline integrity management work and there were also more specific curtailments at certain facilities utilized by Bellatrix. In spite of these system constraints, Bellatrix has been able to maintain production levels in line with guidance through proactive management of Bellatrix’s firm capacity on the Canadian mainline gas transmission system and utilization of Bellatrix’s infrastructure by providing flexibility to redirect volumes to unaffected plants and delivery points. Recently updated Canadian mainline gas transmission system maintenance schedules indicate that it is unlikely that any significant interruptible service will be available in the fourth quarter 2015 and firm service will continue to have varied restrictions which Bellatrix will continue to proactively manage.

9

Sales Volumes

		Three months ended September 30,		Nine months ended September 30,
		2015	2014	2015	2014
Crude oil and condensate	(bbl/d)	4,300	5,566	5,046	6,403
NGLs (excluding condensate)	(bbl/d)	7,693	6,065	6,990	5,819
Total crude oil, condensate and NGLs	(bbl/d)	11,993	11,631	12,036	12,222
Natural gas	(mcf/d)	169,704	157,244	177,917	145,190
Total sales volumes (6:1 conversion)	(boe/d)	40,277	37,838	41,689	36,420

Crude oil, condensate and NGL sales volumes increased by 3% in the three months ended September 30, 2015 averaging 11,993 bbl/d compared to 11,631 bbl/d in the third quarter of 2014. Crude oil, condensate and NGL sales volumes averaged 12,036 bbl/d in the nine months ended September 30, 2015, a decrease of 2% from 12,222 bbl/d realized in the first nine months of 2014.

Natural gas sales volumes averaged 169.7 MMcf/d during the third quarter of 2015, an increase of 8% compared to 157.2 MMcf/d in the third quarter of 2014. Natural gas sales volumes increased by 23% to 177.9 MMcf/d during the nine months ended September 30, 2015 compared to 145.2 MMcf/d in the same period in 2014.

During the third quarter of 2015, Bellatrix drilled and/or participated in 12 gross (5.4 net) Spirit River liquids-rich gas wells. Bellatrix’s drilling activity in the first nine months of 2015 was weighted 14% towards oil wells and 86% towards liquids-rich natural gas wells. In the nine months ended September 30, 2015, Bellatrix posted a 100% success rate, drilling and/or participating in 22 gross (11.4 net) wells, consisting of 3 gross (1.2 net) Cardium light oil horizontal wells and 19 gross (10.2 net) Spirit River liquids-rich gas wells. One operated Cardium well drilled in the first nine months of 2015 was included under the Troika Joint Venture program and fourteen operated Spirit River liquids-rich gas wells were drilled under the Grafton Joint Venture. The Company has shifted its drilling focus in 2015 to primarily liquids-rich natural gas wells in the Spirit River play in response to the ongoing suppressed oil prices in the global market and to take advantage of processing capacity at the new Bellatrix Alder Flats Plant. With the completion of Phase 1 of the Alder Flats Plant, the majority of 2015 facilities and infrastructure spending is now completed and Bellatrix intends to continue to focus capital activity for the remainder of 2015 on development drilling, leveraging joint venture capital, in the high impact Spirit River play.

During the third quarter of 2014, Bellatrix drilled and/or participated in 35 gross (17.5 net) wells, consisting of 13 gross (7.1 net) Cardium light oil horizontal wells, 13 gross (6.3 net) Spirit River liquids-rich gas wells, and 9 gross (4.1 net) Cardium gas well. In the nine months ended September 30, 2014, Bellatrix drilled and/or participated in 98 gross (52.0 net) wells, consisting of 60 gross (34.4 net) Cardium light oil horizontal wells, 27 gross (12.4 net) Spirit River liquids-rich gas wells, and 11 gross (5.2 net) Cardium gas wells. Bellatrix’s drilling activity in the first nine months of 2014 was weighted 61% towards oil wells, and 39% towards gas wells.

DRILLING ACTIVITY

	Three months ended September 30, 2015			Three months ended September 30, 2014
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium oil	-	-	-	13	7.1	100%
Spirit River liquids-rich natural gas	12	5.4	100%	13	6.3	100%
Cardium natural gas	-	-	-	9	4.1	100%
Total	12	5.4	100%	35	17.5	100%

10

DRILLING ACTIVITY

	Nine months ended September 30, 2015			Nine months ended September 30, 2014
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium oil	3	1.2	100%	60	34.4	100%
Spirit River liquids-rich natural gas	19	10.2	100%	27	12.4	100%
Cardium natural gas	-	-	-	11	5.2	100%
Total	22	11.4	100%	98	52.0	100%

Based on continued weak commodity prices, Bellatrix refined its 2015 capital budget in August 2015 to $160 million. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds, normal production declines and execution of the $160 million 2015 net capital budget, 2015 average daily production is anticipated to be approximately 40,500 to 41,500 boe/d. Actual year to date production volumes remain in-line with the previously announced guidance range, positioning the Company to grow 2015 full year average volumes by approximately 9% relative to 2014.

COMMODITY PRICES

Average Commodity Prices

	Three months ended September 30,			Nine months ended September 30,
	2015	2014	% Change	2015	2014	% Change

Exchange rate (CDN$/US$1.00)	1.3086	1.0887	20	1.2582	1.0943	15

Crude oil:
WTI (US$/bbl)	46.50	97.25	(52)	51.01	99.62	(49)
Canadian Light crude blend ($/bbl)	55.10	97.71	(44)	59.09	100.53	(41)
Bellatrix’s average prices ($/bbl)
Crude oil and condensate	51.59	90.39	(43)	55.94	97.70	(43)
NGLs (excluding condensate)	11.03	43.20	(74)	14.59	47.43	(69)
Total crude oil and NGLs	25.57	65.78	(61)	31.92	73.77	(57)
Crude oil and condensate (including risk management (1))	54.00	81.36	(34)	57.14	86.76	(34)

Natural gas:
NYMEX (US$/MMbtu)	2.73	3.95	(31)	2.76	4.41	(37)
AECO daily index (CDN$/mcf)	2.90	4.02	(28)	2.77	4.81	(42)
AECO monthly index (CDN$/mcf)	2.80	4.22	(34)	2.80	4.55	(38)
Bellatrix’s average price ($/mcf)	3.24	4.44	(27)	3.04	5.08	(40)
Bellatrix’s average price (including risk management (1)) ($/mcf)	3.04	4.30	(29)	3.00	4.51	(33)

(1)	Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

The overall weak global commodity price environment has continued through the first nine months of 2015 as oil production from OPEC and non-OPEC countries continued to climb, reaching approximately 96 million barrels per day in September 2015 and combined with weaker expectations of global demand growth. The relative weakness in the Canadian dollar compared to the US dollar and a slight narrowing of the WTI/Edmonton Par differential should serve to slightly offset the impact of lower crude oil prices. Shale production in the US and Canada has pushed US oil inventories to record levels despite increased refinery utilizations. Likewise, production of natural gas in North America has reached record levels and has more than offset relatively strong power demand in the US and an increase in Mexican exports of natural gas resulting in storage levels in Canada and the US to be at near capacity at the end of the injection season.

For crude oil and condensate, Bellatrix realized an average price of $51.59/bbl before commodity price risk management contracts during the three months ended September 30, 2015, a decrease of 43% from the average price of $90.39/bbl received in the third quarter of 2014. By comparison, the Canadian Light benchmark price decreased by 44% and the average West Texas Intermediate (“WTI”) crude oil benchmark price decreased by 52% between the third quarters of 2014 and 2015. During the nine months ended September 30, 2015, Bellatrix realized an average price for crude oil and condensate of $55.94/bbl before commodity price risk management contracts, a decrease of 43% from the average price of $97.70/bbl realized in the comparative 2014 period. In line with the decrease in Bellatrix’s realized pricing between the first nine months of 2014 and 2015, the Canadian Light benchmark price decreased by 41%, and the average WTI crude oil benchmark price decreased by 49%.

11

The average CDN$/US$1.00 foreign exchange rate increased by 15% to 1.2582 for the nine months ended September 30, 2015 from an average rate of 1.0943 in the first nine months of 2014.

Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 74% to $11.03/bbl during the third quarter of 2015, compared to $43.20/bbl received in the three months ended September 30, 2014. NGL pricing in Western Canada continues to remain challenged as butane was down 17% and propane remained weak quarter over quarter. Butane pricing has been impacted by higher product supply from key US natural gas plays impacting the overall supply/demand balance. Propane pricing has also been impacted by supply/demand balance and logistic issues in Western Canada to major demand markets. Propane inventories remain at record levels across North America. Canadian inventories are building mainly due to the 2014 reversal of the Cochin NGL line that was a primary outlet for propane from Western Canada to eastern markets. Over the past couple of months, the realized propane prices have improved as the expected seasonal demand has risen in major demand markets. Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 69% to $14.59/bbl during the nine months ended September 30, 2015, compared to $47.43/bbl received in the comparative 2014 period.

Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has higher heat content than the industry average, which results in slightly higher realized prices per mcf than the daily AECO index. During the three months ended September 30, 2015, the AECO daily reference price decreased by 28% and the AECO monthly reference price decreased by 34% compared to the same period in 2014. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the third quarter of 2015 decreased by 27% to $3.24/mcf compared to $4.44/mcf in the same period in 2014. Bellatrix’s natural gas average price after including commodity price risk management contracts for the three months ended September 30, 2015 averaged $3.04/mcf compared to $4.30/mcf in the third quarter of 2014. During the first nine months of 2015, the AECO daily reference price decreased by 42% and the AECO monthly reference price decreased by 38% compared to the same period in 2014. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the nine months ended September 30, 2015 decreased by 40% to $3.04/mcf compared to $5.08/mcf in the comparative 2014 period. Bellatrix’s natural gas average price after including commodity price risk management contracts for the nine months ended September 30, 2015 averaged $3.00/mcf compared to $4.51/mcf in the same period in 2014.

REVENUE

Bellatrix’s total revenue was $82.1 million for the three months ended September 30, 2015, a decrease of 40% compared to $137.4 million realized in the third quarter of 2014. During the first nine months of 2015, Bellatrix’s total revenue decreased by 42% to $261.2 million, compared to $453.3 million in the same period in 2014. In the nine months ended September 30, 2015, Bellatrix realized lower light oil, condensate, natural gas, and NGL revenues due primarily to significantly decreased realized average commodity prices in the 2015 period compared to the same period in 2014, which were partially offset by a 14% increase in sales volumes resulting from Bellatrix’s successful drilling activity between the periods.

Crude oil and NGLs revenue before other income, royalties and commodity price risk management contracts for the three months ended September 30, 2015 decreased by 60% to $28.2 million from $70.4 million realized during the third quarter of 2014. The decrease in revenue realized between the periods was the result of significantly reduced realized average crude oil and NGL prices, which were partially offset by a 3% increase in sales volumes in the third quarter of 2015 compared to the same period in 2014. For the nine months ended September 30, 2015, Bellatrix realized crude oil and NGLs revenue before other income, royalties and commodity price risk management contracts of $104.9 million, a 57% decrease from $246.1 million realized during the comparative 2014 period. The decrease in realized revenue between the nine month periods was due to weaker average crude oil and NGL prices in addition to slightly higher natural gas weighted production volumes resulting from the shift in capital activity focus to the Spirit River play.

12

For the three and nine months ended September 30, 2015, total crude oil, condensate and NGL revenues contributed 36% and 42% of petroleum and natural gas sales, respectively, compared to 52% and 55% in the same periods in 2014.

Natural gas revenue before other income, royalties and commodity price risk management contracts was $50.6 million in the three months ended September 30, 2015, a decrease of 21% from $64.2 million realized in the third quarter of 2014. The decrease in realized revenue was attributable to a 27% decrease in realized gas prices before risk management, partially offset by an 8% increase in sales volumes between the third quarters of 2014 and 2015. For the nine months ended September 30, 2015, natural gas revenue before other income, royalties and commodity price risk management contracts decreased by approximately 27% to $147.8 million compared to $201.4 million realized during the first nine months of 2014. The decrease between the periods was the result of a 40% decrease in realized gas prices before risk management, partially offset by a 23% increase in sales volumes between the periods.

Revenue

	Three months ended September 30,		Nine months ended September 30,
($000s)	2015	2014	2015	2014
Crude oil and condensate	20,409	46,286	77,057	170,774
NGLs (excluding condensate)	7,807	24,105	27,842	75,354
Crude oil and NGLs	28,216	70,391	104,899	246,128
Natural gas	50,594	64,237	147,819	201,429
Petroleum and natural gas sales	78,810	134,628	252,718	447,557
Other income (1)	3,256	2,783	8,475	5,750
Total revenue	82,066	137,411	261,193	453,307

(1) Other income primarily consists of processing and other third party income.

COMMODITY PRICE Risk Management

The Company has a formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of eighteen months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities. The Company plans to continue its commodity price risk management strategies focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program. Any remaining production is realized at market prices.

A summary of the financial commodity price risk management volumes and average prices by quarter, outstanding as of November 4, 2015, is shown in the following tables:

Natural gas

Average Volumes (GJ/d) / Average Price ($/GJ AECO C)

Q4 2015
Fixed (GJ/d)	98,777
Fixed price (CDN$/GJ)	2.56

	Q1 2016	Q2 2016	Q3 2016	Q4 2016
Fixed (GJ/d)	50,000	50,000	50,000	50,000
Fixed price (CDN$/GJ)	3.00	3.00	3.00	3.00

13

	Q1 2017	Q2 2017	Q3 2017	Q4 2017
Fixed (GJ/d)	50,000	50,000	50,000	50,000
Fixed price (CDN$/GJ)	3.00	3.00	3.00	3.00

Crude oil

Average Volumes (bbl/d) / Average Price ($/bbl WTI)

Q4 2015
Fixed (bbl/d)	3,000
Fixed price (CDN$/bbl)	70.34

Natural gas basis swap arrangements

Average Volumes (GJ/d) / Average Price ($/GJ)

Product	Financial Contract	Period	Volume	Average Price
Natural gas	AECO basis swap	January 1, 2016 to December 31, 2016	50,115	US$0.67
Natural gas	AECO basis swap	January 1, 2017 to December 31, 2017	50,115	US$0.68

Crude oil basis swap arrangements

Average Volumes (bbl/d) / Average Price ($/bbl WTI)

Product	Financial Contract	Period	Volume	Average Price
Crude oil	WTI basis swap	January 1, 2016 to September 30, 2016	500	US$4.05
Crude oil	WTI basis swap	January 1, 2016 to December 31, 2016	1,500	US$4.05

When the Company has outstanding commodity price risk management contracts at a reporting date, the fair value, or mark-to-market value, of these contracts reflected in its financial statements as an unrealized asset or liability is based on the estimated amount that would have been received or paid to settle the contracts as at the reporting date. The fair value differs from what would eventually be realized. Changes in the fair value of the risk management contracts are recognized in the condensed consolidated statements of comprehensive income (loss) within the financial statements.

The following are summaries of the gain (loss) on commodity price risk management contracts for the three and nine months ended September 30, 2015 and 2014 as reflected in the condensed consolidated statements of comprehensive income (loss):

Commodity contracts

Three months ended September 30, 2015
($000s)	Crude Oil	Natural Gas	Total
Realized cash gain (loss) on contracts	2,656	(3,191)	(535)
Unrealized gain on contracts (1)	5,053	1,978	7,031
Total gain (loss) on commodity contracts	7,709	(1,213)	6,496

Commodity contracts

Three months ended September 30, 2014
($000s)	Crude Oil	Natural Gas	Total
Realized cash (loss) on contracts	(4,620)	(2,011)	(6,631)
Unrealized gain on contracts (1)	12,772	7,564	20,336
Total gain on commodity contracts	8,152	5,553	13,705

Commodity contracts

Nine months ended September 30, 2015
($000s)	Crude Oil	Natural Gas	Total
Realized cash gain (loss) on contracts	3,933	(2,030)	1,903
Unrealized gain on contracts (1)	2,205	4,215	6,420
Total gain on commodity contracts	6,138	2,185	8,323

14

Commodity contracts

Nine months ended September 30, 2014
($000s)	Crude Oil	Natural Gas	Total
Realized cash loss on contracts	(19,111)	(22,519)	(41,630)
Unrealized gain on contracts (1)	9,660	1,996	11,656
Total loss on commodity contracts	(9,451)	(20,523)	(29,974)

(1)	Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

ROYALTIES

For the three months ended September 30, 2015, total royalties were $6.3 million compared to $24.4 million incurred in the same period in 2014. Overall royalties as a percentage of petroleum and natural gas sales revenue (after transportation costs) in the third quarter of 2015 were 9% compared with 19% in the third quarter of 2014.

For the nine months ended September 30, 2015, Bellatrix incurred total royalties of $30.2 million compared to $78.8 million incurred in the same period in 2014. Overall royalties as a percentage of petroleum and natural gas sales revenue (after transportation costs) in the first nine months of 2015 were 13%, compared with 18% in the same period in 2014.

Lower average corporate royalty rates period over period include the impact from lower commodity prices and production mix as well as increased gas cost allowance credits mainly associated with significant infrastructure and facilities investments by Bellatrix over the past two and half years.

Royalties by Commodity Type

	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2015	2014	2015	2014
Crude oil, condensate, and NGLs	5,295	16,394	22,360	51,376
$/bbl	4.80	15.32	6.80	15.40
Average crude oil, condensate and NGLs royalty rate (%)	20	23	22	21

Natural Gas	1,025	7,978	7,859	27,398
$/mcf	0.07	0.55	0.16	0.69
Average natural gas royalty rate (%)	2	12	6	14

Total	6,320	24,372	30,219	78,774
Total $/boe	1.71	7.00	2.66	7.92
Average total royalty rate (%)	9	19	13	18

Royalties by Type

	Three months ended September 30,		Nine months ended September 30,
($000s)	2015	2014	2015	2014
Crown royalties	870	7,746	9,994	25,550
IOGC royalties	254	5,495	5,702	15,754
Freehold & GORR	5,196	11,131	14,523	37,470
Total	6,320	24,372	30,219	78,774

The Company’s light crude oil, condensate and NGLs, and natural gas royalties are impacted by lower royalties on more recent wells in their early years of production under the Alberta royalty incentive program. This is offset by increased royalty rates on wells coming off initial royalty incentive rates and wells drilled on Ferrier lands with higher combined Indian Oil and Gas Commission ("IOGC") and GORR royalty rates.

15

EXPENSES

	Three months ended September 30,		Nine months ended September 30,
($000s)	2015	2014	2015	2014
Production	27,350	30,820	93,151	82,248
Transportation	4,956	4,360	14,443	12,118
Royalties	6,320	24,372	30,219	78,774
General and administrative	4,964	6,103	18,970	16,164
Interest and financing charges (1)	12,549	4,784	28,035	13,377
Share-based compensation	(707)	340	2,982	5,177

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

EXPENSES PER BOE

	Three months ended September 30,		Nine months ended September 30,
($/boe)	2015	2014	2015	2014
Production	7.38	8.85	8.18	8.27
Transportation	1.34	1.25	1.27	1.22
Royalties	1.71	7.00	2.66	7.92
General and administrative	1.34	1.75	1.67	1.63
Interest and financing charges (1)	3.39	1.37	2.46	1.35
Share-based compensation	(0.19)	0.10	0.26	0.52

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

PRODUCTION EXPENSES

Production expenses for the three and nine months ended September 30, 2015 totaled $27.4 million ($7.38/boe) and $93.2 million ($8.18/boe), compared to $30.8 million ($8.85/boe) and $82.2 million ($8.27/boe) in the same periods in 2014, respectively. Production expenses decreased on a per boe basis between the first nine months of 2015 and 2014. A further reduction was realized due to adjustments related to prior periods of $0.33/boe primarily attributable to third party realized facility equalizations. Excluding these adjustments, production expenses per boe for the nine months ended September 30, 2015 were $7.85/boe. The decrease in production expenses between the first nine months of 2015 and 2014 was primarily attributable to cost reductions realized from the operation of the Alder Flats Plant and field optimizations.

Bellatrix is targeting production expenses of approximately $8.25/boe in the 2015 year. The per boe target is based upon assumptions of estimated 2015 average production of approximately 40,500 to 41,500 boe/d, continued field optimization work, reductions realized through the Alder Flats Plant, and planned capital expenditures in producing areas. The Company’s 2015 corporate operating guidance expectations remain firmly intact, and year to date performance has met full year average guidance expectations.

Production Expenses by Commodity Type

	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2015	2014	2015	2014
Crude oil, condensate and NGLs	8,237	9,275	26,624	27,074
$/bbl	7.47	8.67	8.10	8.11

Natural gas	19,113	21,545	66,527	55,174
$/mcf	1.22	1.49	1.37	1.39

Total Production Expenses	27,350	30,820	93,151	82,248
Total $/boe	7.38	8.85	8.18	8.27

16

TRANSPORTATION

Transportation expenses for the three and nine months ended September 30, 2015 were $5.0 million ($1.34/boe) and $14.4 million ($1.27/boe), compared to $4.4 million ($1.25/boe) and $12.1 million ($1.22/boe) in the same periods in 2014, respectively. The higher transportation costs per boe realized in the first nine months of 2015 compared to the same period in 2014 were due to increased transportation costs in the 2015 period as a result of optimization efforts of total production volumes into a major operated processing facility.

OPERATING NETBACK

Operating Netback – Corporate (before risk management)

	Three months ended September 30,		Nine months ended September 30,
($/boe)	2015	2014	2015	2014
Sales (1)	22.15	39.47	22.95	45.59
Production	(7.38)	(8.85)	(8.18)	(8.27)
Transportation	(1.34)	(1.25)	(1.27)	(1.22)
Royalties	(1.71)	(7.00)	(2.66)	(7.92)
Operating netback	11.72	22.37	10.84	28.18

(1) Sales includes other income.

For the three months ended September 30, 2015, the corporate operating netback (before commodity risk management contracts) was $11.72/boe, a decrease of 48% compared to $22.37/boe in the same period in 2014. The reduced netback realized in the third quarter of 2015 was primarily the result of suppressed average realized commodity prices and transportation expenses, partially offset by decreased production and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the three months ended September 30, 2015 was $11.58/boe, compared to $20.47/boe in the third quarter of 2014. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

For the nine months ended September 30, 2015, the corporate operating netback (before commodity risk management contracts) was $10.84/boe, a decrease of 62% compared to $28.18/boe in the first nine months of 2014. The reduced netback realized in the first nine months of 2015 was primarily the result of lower average realized commodity prices and higher transportation expenses, partially offset by reduced production and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the nine months ended September 30, 2015 was $11.01/boe compared to $23.99/boe in the first nine months of 2014.

Operating Netback – Crude Oil, Condensate, and NGLs (before risk management)

	Three months ended September 30,		Nine months ended September 30,
($/bbl)	2015	2014	2015	2014
Sales	25.57	65.78	31.92	73.77
Production	(7.47)	(8.67)	(8.10)	(8.11)
Transportation	(0.98)	(1.29)	(1.22)	(1.23)
Royalties	(4.80)	(15.32)	(6.80)	(15.40)
Operating netback	12.32	40.50	15.80	49.03

Operating netback for crude oil, condensate, and NGLs decreased by 70% to $12.32/bbl for the three months ended September 30, 2015 from $40.50/bbl realized in the third quarter of 2014. The lower netback was primarily attributable to lower crude oil, condensate, and NGL commodity prices, partially offset by reduced production, transportation and royalty expenses. After including commodity price risk management contracts, operating netback for crude oil, condensate, and NGLs for the three months ended September 30, 2015 was $14.73/bbl compared to $36.18/bbl in the same period in 2014.

Operating netback for crude oil, condensate, and NGLs decreased by 68% to $15.80/bbl for the nine months ended September 30, 2015 from $49.03/bbl realized in the third quarter of 2014. The reduced netback was primarily attributable to a decline in crude oil, condensate, and NGL commodity prices, partially offset by reduced production, transportation expenses and royalty expenses. After including commodity price risk management contracts, operating netback for crude oil, condensate, and NGLs for the nine months ended September 30, 2015 was $17.00/bbl compared to $43.30/bbl in the same period of 2014.

17

Operating Netback – Natural Gas (before risk management)

	Three months ended September 30,		Nine months ended September 30,
($/mcf)	2015	2014	2015	2014
Sales	3.24	4.44	3.04	5.08
Production	(1.22)	(1.49)	(1.37)	(1.39)
Transportation	(0.25)	(0.21)	(0.22)	(0.20)
Royalties	(0.07)	(0.55)	(0.16)	(0.69)
Operating netback	1.70	2.19	1.29	2.80

For the three months ended September 30, 2015, Bellatrix realized an operating netback for natural gas of $1.70/mcf, a decrease of 22% from $2.19/mcf realized in the third quarter of 2014. The reduction to the netback realized between the third quarters of 2014 and 2015 reflected reduced natural gas prices and increased transportation expenses, partially offset by lower production and royalty expenses. After including commodity risk management contracts, operating netback for natural gas for the third quarter of 2015 was $1.50/mcf compared to $2.05/mcf in the same period in 2014.

For the nine months ended September 30, 2015, Bellatrix realized an operating netback for natural gas of $1.29/mcf, a decrease of 54% from $2.80/mcf realized in the same period in 2014. The lower netback realized between the periods reflected lower natural gas prices and slightly higher transportation expenses, partially offset by slightly lower production expenses and decreased royalty expenses. After including commodity risk management contracts, operating netback for natural gas for the first nine months of 2015 was $1.25/mcf compared to $2.23/mcf in the same period in 2014.

GENERAL AND ADMINISTRATIVE

Bellatrix incurred lower gross G&A expenses (before capitalized G&A and recoveries) in the third quarter of 2015 when compared to the third quarter of 2014 as the Company has initiated a multitude of cost saving strategies to reduce G&A expenses that will be realized throughout 2015. As a result of the G&A initiatives, the Company has realized a decrease in gross G&A expenses from the second quarter of 2015 to the third quarter of 2015 of 21% ($2.3 million). Net G&A expenses (after capitalized costs and recoveries) for the three and nine months ended September 30, 2015 were $5.0 million ($1.34/boe) and $19.0 million ($1.67/boe), compared to $6.1 million ($1.75/boe) and $16.2 million ($1.63/boe) in the same periods in 2014, respectively. Net G&A costs decreased in the third quarter 2015 compared to the third quarter 2014 due to lower gross G&A expenses generated from the cost saving initiatives which have more than offset reduced G&A recoveries from partners associated with lower capital spending.

General and Administrative Expenses

	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2015	2014	2015	2014
Gross expenses	8,978	13,540	33,375	39,413
Capitalized	(2,605)	(1,524)	(6,569)	(6,910)
Recoveries	(1,409)	(5,913)	(7,836)	(16,339)
G&A expenses	4,964	6,103	18,970	16,164
G&A expenses, per unit ($/boe)	1.34	1.75	1.67	1.63

INTEREST AND FINANCING CHARGES

For the three and nine months ended September 30, 2015, Bellatrix recorded $12.5 million ($3.39/boe) and $28.0 million ($2.46/boe) of interest and financing charges related to the bank debt and Senior Notes, compared to $4.8 million ($1.37/boe) and $13.4 million ($1.35/boe) during the same periods in 2014, respectively.

18

The overall increase in interest and financing charges between the third quarters of 2014 and 2015 was primarily due to interest related to the Senior Notes, and higher interest charges as the Company carried a higher average debt balance during the first nine months of 2015 relative to the same period in 2014.

Bellatrix’s total net debt at September 30, 2015 of $723.5 million included $341.0 million of bank debt, $320.7 million related to the Senior Notes (including $28.2 million of unrealized foreign exchange loss), and an adjusted working capital deficiency of $61.7 million.

Interest and Financing Charges (1)

	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2015	2014	2015	2014
Interest on bank debt	5,006	4,784	17,341	13,377
Interest on Senior Notes	7,543	-	10,694	-
Interest and financing charges	12,549	4,784	28,035	13,377
Interest and financing charges ($/boe)	3.39	1.37	2.46	1.35

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss)

Debt to Funds Flow from Operations Ratio
	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2015	2014	2015	2014

Shareholders’ equity	1,165,587	1,190,258	1,165,587	1,190,258

Bank Debt	341,030	402,655	341,030	402,655
Adjusted working capital deficiency (2)	61,715	67,462	61,715	67,462
Subtotal	402,745	470,117	402,745	470,117
Senior Notes (due May 15, 2020)	320,709	-	320,709	-
Total net debt (2) at period end	723,454	470,117	723,454	470,117

Debt to funds flow from operations ratio (annualized) (1) (3)
Funds flow from operations (1) (annualized)	106,392	241,364	106,445	278,661
Total net debt (2) at period end	723,454	470,117	723,454	470,117
Total net debt to periods funds flow from operations ratio (annualized) (3)	6.8x	1.9x	6.8x	1.7x

Debt to funds flow from operations ratio (trailing) (1) (4)
Funds flow from operations (trailing) (1) (4)	141,591	253,190	141,591	253,190
Total net debt (2) to funds flow from operations ratio (1) (trailing) (4)	5.1x	1.9x	5.1x	1.9x

(1) As detailed previously in this MD&A, funds flow from operations is an additional GAAP measure with no standardized meaning or definition under GAAP. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred and transaction costs. Refer to the reconciliation of cash flow from operating activities to funds flow from operations appearing elsewhere herein.

(2) Total net debt is considered to be an additional GAAP measure. Therefore reference to the additional GAAP measure of total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation and deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is an additional GAAP measure calculated as net working capital deficiency (excess) excluding current commodity contract assets and liabilities, current finance lease obligation, and current deferred lease inducements. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found below in this MD&A.

(3) For the three months ended September 30, 2015 and 2014, total net debt to funds flow from operations ratio (annualized) is calculated based upon third quarter funds flow from operations annualized. For the nine months ended September 30, 2015 and 2014, total net debt to funds flow from operations ratio (annualized) is calculated based upon first nine months funds flow from operations annualized.

(4) Trailing periods funds flow from operations ratio annualized is based upon the twelve-month periods ended September 30, 2015 and September 30, 2014.

19

Reconciliation of Total Liabilities to Total Net Debt

	As at September 30,
($000s)	2015	2014
Total liabilities per financial statements	994,935	806,300
Current liabilities (included within working capital calculation below)	(159,096)	(248,903)
Decommissioning liabilities	(93,915)	(78,978)
Finance lease obligation	(8,841)	(10,468)
Deferred lease inducements	(2,472)	(2,752)
Deferred taxes	(68,872)	(62,544)

Adjusted working capital
Current assets	(100,804)	(174,277)
Current liabilities	159,096	248,903
Current portion of finance lease	(1,627)	(1,554)
Current portion of deferred lease inducements	(340)	(333)
Current portion of risk management contract asset	5,390	-
Current portion of risk management contract liability	-	(5,277)
	61,715	67,462
Total net debt	723,454	470,117

SHARE-BASED COMPENSATION

For the three months ended September 30, 2015, non-cash share-based compensation recovery was $0.7 million compared to an expense of $0.3 million in the third quarter of 2014, net of capitalized costs. The decrease in non-cash share-based compensation expense was the result of a recovery of $0.3 million (2014: expense of $0.2 million) for Restricted Awards (“RAs”), a lower expense for the Company’s outstanding share options of $1.2 million (2014: $2.3 million) and a recovery of $0.1 million (2014: expense of $0.2 million) for Performance Awards (“PAs”), partially offset by a lower recovery of $0.9 million for Deferred Share Units (“DSUs”) (2014: $1.4 million recovery). Capitalized share-based compensation for the three months ended September 30, 2015 was $0.6 million compared to $1.0 million in the same period in 2014.

For the nine months ended September 30, 2015, non-cash share-based compensation expense was $3.0 million compared to $5.2 million in the first nine months of 2014, net of capitalized costs. The decrease in non-cash share-based compensation expense was the result of a recovery of $0.6 million for DSUs (2014: $0.5 million expense), nil expense for PAs (2014: $1.0 million), a lower expense of $1.1 million (2014: expense of $1.7 million) for RAs, a lower expense for the Company’s outstanding share options of $4.6 million (2014: $5.1 million) and lower capitalized share-based compensation of $2.1 million (2014: $3.1 million).

DEPLETION, DEPRECIATION AND IMPAIRMENT

Depletion and Depreciation

Depletion and depreciation expense for the three and nine months ended September 30, 2015 was $43.8 million ($11.81/boe) and $136.4 million ($11.98/boe) compared to $43.1 million ($12.39/boe) and $120.5 million ($12.12/boe) recognized in the same periods in 2014, respectively. The decrease in depletion and depreciation expense on a per boe basis between the periods was primarily a result of improved capital efficiencies over the periods. The Alder Flats Plant, excluding components depreciated separately and $11.7 million of facilities under construction, is depreciated on a straight-line basis over a 40-year time period. The Alder Flats Plant’s other major property and equipment are depreciated on a straight-line basis over a 10-year period, while associated process equipment is depreciated on a straight-line basis over a 5-year period.

For the three months ended September 30, 2015, Bellatrix has included a total of $1.23 billion (September 30, 2014: $1.10 billion) for future development costs and excluded $83.5 million (September 30, 2014: $77.5 million) for estimated salvage.

20

Depletion and Depreciation

	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2015	2014	2015	2014
Depletion and Depreciation	43,757	43,144	136,371	120,533
Depletion and Depreciation ($/boe)	11.81	12.39	11.98	12.12

Impairment

Bellatrix assesses the recoverability of the carrying values of its oil and natural gas properties on a cash generating unit (“CGU”) basis. The composition of each CGU is determined based on factors such as common processing facilities, sales points, and commonalities in the geological and geophysical structure of individual areas.

In accordance with IFRS, the Company calculates an impairment test when there are indicators of impairment. The impairment test is performed at the asset or CGU level. The impairment test is a one step process for testing and measuring impairment of assets. The recoverable amount of a CGU is defined as the greater of its Value in Use (“VIU”) or Fair Value Less Costs to Sell (“FVLCS”). VIU is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the assets in the CGU. FVLCS is determined to be the amount for which the assets in the CGU could be sold in an arm’s length transaction. The recoverable amount is compared to the carrying value of that CGU in order to determine if impairment exists. Impairment is recognized as an expense included in the Company’s Consolidated Statement of Comprehensive Income in the period in which it occurs.

Key input estimates used to determine the present value of expected future net cash flows include:

a)	Reserves - An external reserve engineering report which incorporates a full evaluation of reserves is prepared on an annual basis with internal reserve updates completed at each quarterly period. Estimating reserves is highly complex, requiring many judgments including forward price estimates, production costs, and recovery rates based on available geological, geophysical, engineering and economic data. Changes in these judgments may have a material impact on the estimated reserves. These estimates may change, resulting in either negative or positive impacts to net earnings as further information becomes available and as the economic environment changes. The internal reserve update completed at September 30, 2015 consisted of a mechanical update for drilling activity since December 31, 2014 and updated forward price estimates as of September 30, 2015. Additionally the timing of future development costs, certain operating costs and inputs to calculate royalty rates were incorporated into the internal update based on historical data for 2015.

b)	Commodity prices – Forward price estimates of crude oil and natural gas prices are incorporated into the determination of expected future net cash flows. Commodity prices have fluctuated significantly in recent years due to global and regional factors including supply and demand fundamentals, inventory level, exchange rates, weather, economic, and geopolitical factors.

c)	Discount rates – Discount rates used to calculate the present value of expected future cash flows are based on estimates of the recoverability of asset values in the current industry market conditions. Changes in the general economic environment could result in significant changes to these estimates.

2015 Impairment

At September 30, 2015, Bellatrix performed an assessment of possible indicators of impairment on all of the Company’s CGUs. Primarily as a result of depressed crude oil and natural gas forward commodity prices, Bellatrix completed impairment tests for each of its CGUs. These tests resulted in the recognition of impairment of $37.4 million in the Company’s Central Alberta CGU. For this CGU, the impairment amount was estimated using fair value less costs to sell calculations based on expected future cash flows generated from proved and probable reserves, which incorporated before-tax discount rates ranging from 10-12%.

A 1% increase to the discount rates applied in the impairment calculation for the Central Alberta CGU would result in an increase in impairment expense of approximately $100 million. A 1% decrease to the discount rates applied would result in no impairment loss recognized in the period ended September 30, 2015.

21

FOREIGN EXCHANGE

Bellatrix incurs gains and losses in relation to the foreign currency translation of its Senior Notes. The Senior Notes are translated from USD to CAD using the closing foreign exchange rate for the period. An unrealized foreign exchange gain or loss is recognized in relation to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

	Three months ended September 30,		Nine months ended September 30,
($000s)	2015	2014	2015	2014
Realized gain (loss) on foreign exchange	$(8)	$-	$99	$-
Unrealized gain (loss) on foreign exchange	(22,377)	-	(28,656)	-
Unrealized gain (loss) on foreign exchange contracts	853	-	853	-
Gain (loss) on foreign exchange	$(21,532)	$-	$(27,704)	$-

As at September 30, 2015, the Company had entered into the following US foreign exchange forward purchase contracts:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	32,500	$1.3076	$42,497
Fixed	May 14, 2020	30,000	$1.3080	$39,240

For the three and nine months ended September 30, 2015, Bellatrix recorded an unrealized foreign exchange loss of $22.4 million, offset by an unrealized gain of $0.9 million on foreign exchange contracts. This was due to the impact of the change over the period in the value of the Canadian dollar relative to the US dollar on the Company’s US dollar denominated Senior Notes and from the change in the fair value of its US foreign exchange forward contract.

The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivate contracts is limited to the outstanding principal amount of the Senior Notes and the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes.

Foreign exchange contracts

	Three months ended September 30,		Nine months ended September 30,
($000s)	2015	2014	2015	2014
Unrealized gain on foreign exchange contracts	853	-	853	-

INCOME TAXES

Deferred income taxes arise from differences between the accounting and tax basis of the Company’s assets and liabilities. For the three and nine months ended September 30, 2015, the Company recognized a deferred income tax recovery of $8.3 million and $12.7 million, compared to an expense of $15.5 million and $37.5 million realized during the same periods in 2014, respectively. The deferred income tax recovery recognized in the first nine months of 2015 compared to the deferred income tax expense recognized in the first nine months of 2014 was attributable to a net loss recognized in the 2015 period compared to a net profit during the first nine months of 2014 (after adjusting for non-deductible tax items realized) which was offset by an increase in the Alberta corporate tax rate from 10% to 12% enacted in the second quarter of 2015 and was effective July 1, 2015. At September 30, 2015, the Company had a total deferred tax liability balance of $68.9 million.

At September 30, 2015, Bellatrix had approximately $1.70 billion in tax pools available for deduction against future income as follows:

22

Tax Pools

		September 30,	September 30,
($000s, except where noted)	Rate %	2015	2014
Intangible resource pools:
Canadian exploration expenses	100	116,700	101,000
Canadian development expenses	30	845,600	761,800
Canadian oil and gas property expenses	10	191,200	99,700
Foreign resource expenses	10	700	800
Alberta non-capital losses greater than Federal non-capital losses	(Alberta) 100	16,100	16,100
Undepreciated capital cost (1)	6 – 55	347,600	322,200
Non-capital losses (expire through 2030)	100	173,600	157,100
Financing costs	20 Straight-Line	9,300	14,100
		1,700,800	1,472,800

(1) Approximately $327 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

CASH FLOW FROM OPERATING ACTIVITIES, FUNDS FLOW FROM OPERATIONS, NET PROFIT (LOSS), AND ADJUSTED NET PROFIT (LOSS)

As detailed previously in this MD&A, funds flow from operations is an additional GAAP measure that does not have any standardized meaning under GAAP. Bellatrix’s method of calculating funds flow from operations may differ from that of other companies, and accordingly, may not be comparable to measures used by other companies. Funds flow from operations is calculated as cash flow from operating activities before decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs.

Reconciliation of Cash Flow from Operating Activities to Funds Flow from Operations

	Three months ended September 30,		Nine months ended September 30,
($000s)	2015	2014	2015	2014
Cash flow from operating activities	22,015	60,006	61,042	204,369
Decommissioning costs incurred	727	880	1,697	1,016
Change in non-cash working capital	3,856	(545)	17,094	3,611
Funds flow from operations	26,598	60,341	79,833	208,996

Bellatrix generated funds flow from operations of $26.6 million ($0.14 per basic and diluted share) in the third quarter of 2015, a decrease of 56% from $60.3 million ($0.32 per basic share and $0.31 per diluted share) generated in the same period in 2014. The decrease in funds flow from operations between the third quarters of 2014 and 2015 was principally due to reduced realized crude oil, condensate, NGL, and natural gas prices and increased transportation, and finance expenses, partially offset by a 6% increase in sales volumes between the periods, decreased general and administrative and production expenses, and lower royalty expenses. Bellatrix’s cash flow from operating activities for the three months ended September 30, 2015 decreased by 63% to $22.0 million ($0.11 per basic and diluted share) from $60.0 million ($0.31 per basic and diluted share) generated during the third quarter of 2014.

Bellatrix generated funds flow from operations of $79.8 million ($0.42 per basic and diluted share) in the first nine months of 2015, a decrease of 62% from $209.0 million ($1.16 per basic share and $1.14 per diluted share) generated in the same period in 2014. The decrease in funds flow from operations between the first nine months of 2014 and 2015 was due primarily to lower realized crude oil, condensate, NGL, and natural gas prices and increased transportation and finance expenses, partially offset by a 14% increase in sales volumes between the periods and a net realized gain on commodity contracts in the first nine months of 2015 compared to a net realized loss in the same period in 2014, and reduced production, general and administrative and royalty expenses. The overall weak global commodity price environment has continued through the first nine months of 2015 significantly impacting funds flow from operations. Bellatrix’s cash flow from operating activities for the nine months ended September 30, 2015 decreased by 70% to $61.0 million ($0.32 per basic and diluted share) from $204.4 million ($1.13 per basic share and $1.12 per diluted share) generated during the first nine months of 2014.

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations. Unrealized mark–to–market gains or losses are non-cash adjustments to the fair market value of the contract over its entire term and are included in the calculation of net profit (loss).

23

Management believes that, in addition to net profit (loss), adjusted net profit (loss) is a useful supplemental measure as it reflects the underlying performance of Bellatrix’s business activities by excluding the after tax effect of non-cash commodity contracts mark–to–market gains and losses, unrealized foreign exchange gains and losses, and non-cash one time charges, as applicable, that may significantly impact net profit (loss) from period to period.

Adjusted Net Profit (Loss)

	Three months ended September 30,		Nine months ended September 30,
($000s)	2015	2014	2015	2014
Net profit (loss)	(50,460)	44,874	(87,577)	108,293
Add (deduct) non-operating items:
Unrealized (gain) loss on commodity contracts	(7,031)	(20,336)	(6,420)	(11,656)
Unrealized (gain) loss on foreign exchange	21,524	-	27,803	-
Impairment	37,412	-	37,412	-
Tax impact on non-operating items	(14,014)	5,084	(15,875)	2,914
Adjusted net profit (loss)	(12,569)	29,622	(44,657)	99,551

For the three months ended September 30, 2015, Bellatrix recognized an adjusted net loss of $12.6 million ($0.07 per basic and diluted share), compared to an adjusted net profit of $29.6 million ($0.15 per basic and diluted share) in the third quarter of 2014. The adjusted net loss recorded in the third quarter of 2015 compared to the adjusted net profit recognized in the third quarter of 2014 was primarily the result of lower funds from operating activities as noted above, partially offset by a net gain on property acquisitions recognized in the third quarter of 2014.

After including a net unrealized foreign exchange loss and an unrealized gain of commodity contracts in the third quarter of 2015, compared to a net unrealized gain in the 2014 period, Bellatrix recognized a net loss of $50.5 million ($0.26 per basic and diluted share) for the three months ended September 30, 2015, compared to a net profit of $44.9 million ($0.23 per basic and diluted share) in the third quarter of 2014.

For the nine months ended September 30, 2015, Bellatrix recognized an adjusted net loss of $44.7 million ($0.23 per basic and diluted share), compared to an adjusted net profit of $99.6 million ($0.55 per basic share and $0.54 per diluted share) in the same period in 2014. The overall weak global commodity price environment has continued through the first nine months of 2015 significantly impacting adjusted net profit of the Company. The adjusted net loss recorded in the first nine months of 2015 compared to the adjusted net profit recognized in the first nine months of 2014 was primarily the result of lower funds from operating activities as noted above, increased depletion and depreciation expenses, and a lower gain on dispositions in the first nine months of 2015 compared to the same period in 2014 due to decreased drilling activity utilizing joint venture capital. These negative impacts were partially offset by a lower stock-based compensation expense and a net gain on property acquisitions recognized in the first nine months of 2015.

After incorporating an unrealized loss on foreign exchange realized during the 2015 period, and a lower unrealized loss on commodity contracts, Bellatrix recognized a net loss of $87.6 million ($0.46 per basic and diluted share) for the nine months ended September 30, 2015, compared to a net profit of $108.3 million ($0.60 per basic share and $0.59 per diluted share) in the same period in 2014.

24

Funds Flow from Operations, Cash Flow from Operating Activities, Adjusted Net Profit (Loss), and Net Profit (Loss)

	Three months ended September 30,		Nine months ended September 30,
($000s, except per share amounts)	2015	2014	2015	2014
Funds flow from operations	26,598	60,341	79,833	208,996
Basic ($/share)	$0.14	0.32	$0.42	1.16
Diluted ($/share)	$0.14	0.31	$0.42	1.14
Cash flow from operating activities	22,015	60,006	61,042	204,369
Basic ($/share)	$0.11	0.31	$0.32	1.13
Diluted ($/share)	$0.11	0.31	$0.32	1.12
Adjusted net profit (loss)	(12,569)	29,622	(44,657)	99,551
Basic ($/share)	($0.07)	0.15	($0.23)	0.55
Diluted ($/share)	($0.07)	0.15	($0.23)	0.54
Net profit (loss)	(50,460)	44,874	(87,577)	108,293
Basic ($/share)	($0.26)	0.23	($0.46)	0.60
Diluted ($/share)	($0.26)	0.23	($0.46)	0.59

CAPITAL EXPENDITURES

Bellatrix invested $138.4 million in exploration and development capital projects, excluding property acquisitions and dispositions during the nine months ended September 30, 2015, compared to $422.6 million in the first nine months of 2014.

Capital Expenditures

	Three months ended September 30,		Nine months ended September 30,
($000s)	2015	2014	2015	2014
Lease acquisitions and retention	1,514	7,077	3,581	13,815
Geological and geophysical	20	28	646	1,704
Drilling and completion costs	15,944	75,796	55,829	227,335
Facilities and equipment	2,100	55,644	86,959	179,740
Property transfers - cash	-	-	(8,639)	-
Capital – exploration and development (1)	19,578	138,545	138,376	422,594
Capital – corporate assets (2)	177	1,656	3,288	7,817
Property acquisitions	-	27,589	749	27,571
Total capital expenditures – cash	19,755	167,790	142,413	457,982
Property dispositions – cash	(8,496)	-	(10,307)	(8,374)
Total net capital expenditures – cash	11,259	167,790	132,106	449,608
Other – non-cash (3)	2,465	3,642	6,019	12,233
Total capital expenditures – net (4)	13,724	171,432	138,125	461,841

(1) Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

(2) Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.

(3) Other – non-cash includes non-cash adjustments for the current period’s decommissioning liabilities and share based compensation.

(4) Total capital expenditures – net is considered to be a non-GAAP measure. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

Capital spending on exploration and development activities of $19.6 million included $2.1 million on facilities and equipment which has decreased quarter over quarter stemming from the successful completion of construction of Phase 1 and the related pipelines of the Bellatrix Alder Flats Plant during the second quarter of 2015. The Alder Flats Plant has been developed in two phases with a combined sales capacity of 220 MMcf/d. Total net spending on the Alder Flats Plant (including Phase 1, Phase 2 and related pipelines) in the first nine months of 2015 was $59.2 million. With significant pre-build and flexibility for Phase 2 already incorporated into the design and footprint at Alder Flats, Bellatrix remains committed to construction of Phase 2 with an expected on-stream date in mid-2017. Remaining capital spending over the next two fiscal years for Phase 2 of the Alder Flats Plant net to Bellatrix’s interest is estimated at approximately $50 million.

25

Based on the current economic conditions and Bellatrix’s operating forecast for 2015, the Company has maintained its 2015 capital budget of up to $160 million, the remainder of which is expected to be directed primarily towards horizontal drilling and completions activities in the Spirit River formations.

In the three and nine months ended September 30, 2015, the Company recognized total net gains of $11.2 million and $20.9 million respectively. Included in total net gains were gains of $9.3 million and $17.3 million, recognized relating to gains on wells drilled under the Grafton Joint Venture and the Troika Joint Venture which were completed and tied-in during the first three and nine months of 2015 and adjustments for wells completed and tied in during prior quarters. A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest earned by the joint venture partner on the well, which results from the difference between the percentage of all capital costs contributed for the drilling, completion, equipping and tie-in of the well by the joint venture partner and the pre-payout working interest allocated to the joint venture partner by the Company. The gain on disposition for a well is recognized during the quarter in which the well was completed and tied-in.

In the third quarter of 2015, Bellatrix sold a working interest in a gas gathering line in the Ferrier area to a third party midstream company and recognized a gain of $1.9 million on disposition. Bellatrix will continue to operate the gathering line and deliver gas to a third party facility.

Under the Grafton Joint Venture, Grafton contributes 82% of the total capital costs required for each well and in return earns 54% of Bellatrix’s WI in each well drilled in the well program until payout.

Under the Troika Joint Venture, Troika contributes 50% of the total capital costs required for each well and in return earns 35% of Bellatrix’s WI in each well drilled in the well program until payout.

DECOMMISSIONING LIABILITIES

At September 30, 2015, Bellatrix recorded decommissioning liabilities of $93.9 million compared to $88.6 million at December 31, 2014, for future abandonment and reclamation of the Company’s properties. During the nine months ended September 30, 2015, decommissioning liabilities increased by a net $5.3 million as a result of $2.4 million incurred in relation to development activities, $1.5 million resulting from changes in estimates, and $1.4 million as a result of charges for the unwinding of the discount rates used for assessing liability fair values. The $1.5 million increase as a result of changes in estimates was primarily due to reduced market interest rates which resulted in decreases to discount rates applied to the valuation of liabilities between December 31, 2014 and September 30, 2015.

LIQUIDITY AND CAPITAL RESOURCES

As an oil and gas business, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent upon the success of exploiting the Company’s existing asset base and in acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased.

Bellatrix is focused on growing oil and natural gas production from its diversified portfolio of existing and emerging resource plays in Western Canada. Bellatrix remains highly focused on key business objectives of maintaining financial strength and optimizing capital investments which it seeks to attain through a disciplined approach to capital spending, a flexible investment program and financial stewardship.

Even though the Company experienced continual operational success in 2015, volatility in oil and gas prices has resulted in a challenging environment for the energy sector. In response to this volatility and to preserve liquidity and capital resources, Bellatrix’s Board of Directors approved a reduction to its 2015 net capital budget to not exceed $160 million on August 4, 2015. This represents a 69% reduction from actual 2014 capital spending. Bellatrix has the ability to fund its 2015 capital program by utilizing cash flow and to the extent necessary, bank indebtedness. Bellatrix anticipates annual 2015 production growth of approximately 9% relative to the 2014 average production despite this reduced capital spending program. Bellatrix continues to focus on management of all aspects of capital, operating and general and administrative cost structures and commitment to ongoing risk management efforts to protect future cash flows and capital programs. Despite the challenges associated with the current commodity price environment, Bellatrix maintains a strong liquidity position, with $259 million of undrawn capacity (excluding letters of credit) on the Company’s $600 million bank credit facility at September 30, 2015, and the third quarter capital plan generated free cash flow, which together with proceeds from a disposition of a working interest in a pipeline allowed the Company to reduce outstanding bank debt by approximately $15 million in the quarter.

26

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its bank credit facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with its credit facility financial covenant. Bellatrix was fully compliant with its credit facility financial covenant as at September 30, 2015.

Bellatrix generally relies upon its operating cash flows and its credit facilities to fund capital requirements and provide liquidity. Future liquidity depends primarily on cash flow generated from operations, existing credit facilities and the ability to access debt and equity markets. From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. There can be no assurance that future debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $13.0 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties. In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Bellatrix’s ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.

As at September 30, 2015, the Company has the ability to offer to sell up to an additional $577.4 million in securities under its $750 million Shelf Prospectus.

Bellatrix underspent cash flow during the third quarter, using free cash flow and proceeds of approximately $8.5 million from dispositions of working interest in a pipeline to reduce outstanding bank debt by approximately $15 million in the quarter. Total net debt of $723.5 million at September 30, 2015 increased quarter over quarter despite the reduction in bank debt and working capital given an unrealized foreign exchange loss of approximately $22.4 million recognized in the third quarter. The Company’s US dollar denominated Senior Notes are marked to market each quarter which can result in unrealized foreign exchange gains and losses in the quarter. Total net debt levels of $723.5 million at September 30, 2015 increased by $85.8 million from $637.7 million at December 31, 2014. The increase from December 31, 2014 to total net debt was primarily due to capital expenditures as the Company executed its $142.4 million capital program for the first nine months of 2015. Total net debt levels at September 30, 2015 include bank debt, Senior Notes (including $28.2 million of unrealized foreign exchange loss), and the net balance of an adjusted working capital deficiency of $61.7 million, which incorporated $72.4 million in advances from joint venture partners, the majority of which represents drilling obligations predominantly under the Company’s joint venture obligations with TCA and Grafton, and under the Daewoo and Devonian Partnership. Total net debt excludes unrealized commodity contract assets and liabilities, deferred taxes, finance lease obligations, deferred lease inducements and decommissioning liabilities.

27

Funds flow from operations provided 56% of the funding requirements for Bellatrix’s net capital expenditures for the nine months ended September 30, 2015.

Long Term Debt

Senior Notes

On May 21, 2015, the Company completed a private offering of US$250 million of 8.50% senior unsecured notes due May 15, 2020 (the “Senior Notes”). Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices. The Senior Notes are redeemable at the following redemption prices (expressed as a percentage of the principal amount of the Senior Notes): 2017 at 104.250%, 2018 at 102.125%, 2019 and thereafter at 100.000%.  Prior to May 15, 2017, some or all of the Senior Notes may be redeemed at a price equal to 100% of the principal amount plus a make-whole premium. Additionally, up to 35% of the Senior Notes may be redeemed prior to May 15, 2017 at a redemption price equal to 108.500%, with an amount of cash not greater than the net cash proceeds of certain equity offerings. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.7%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

($000s)	2015
Balance, beginning of year	$-
Issuance of Senior Notes	299,308
Unrealized foreign exchange loss(1)	28,239
Amortization of discount and debt issue costs	828
328,375
Debt issue costs	(7,666)
Balance, September 30, 2015	$320,709

(1)	Exchange rate (CDN$/US$1.00) at September 30, 2015 was 1.3394.

As at September 30, 2015, the Company had entered into the following USD foreign exchange forward purchase contracts:

Type	Financial Contract	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	32,500	$1.3076	$42,497
Fixed	May 14, 2020	30,000	$1.3080	$39,240

A company that is controlled by a Director of Bellatrix acquired, through a fund managed or advised by it, US$15 million in aggregate principal amount of the Senior Notes pursuant to the offering which was conducted on an arm’s length basis.

Bank Debt

In June 2015, the semi-annual review of the borrowing base under the Company's revolving credit facilities was approved at $600 million. As of September 30, 2015, the Company’s credit facilities are available on an extendible revolving term basis and consist of a $75 million operating facility provided by a Canadian bank and a $525 million syndicated facility provided by nine financial institutions, subject to a borrowing base test.

28

The Company’s liquidity position remains strong with $259 million of undrawn capacity (excluding letters of credit) on the Company’s $600 million bank credit facility at September 30, 2015. Bellatrix reduced its outstanding bank debt and working capital deficiency by approximately $15 million at September 30, 2015 relative to June 30, 2015.

Amounts borrowed under the credit facilities will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 4.75%, depending on the type of borrowing and the Company’s senior debt to EBITDA ratio. A standby fee is charged of between 0.405% and 1.06875% on the undrawn portion of the credit facilities, depending on the Company’s senior debt to EBITDA ratio. The credit facilities are secured by a $1 billion debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

The credit facilities currently mature on, and are fully revolving until, May 30, 2017. An extension request may be made each year, provided that the term after extension may not exceed 3 years. Should the facility not be extended, the outstanding balance is due upon maturity. The borrowing base is subject to re-determination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on or before November 30, 2015. The borrowing base can also be re-determined if the lenders consider that a material adverse change has occurred which is reasonably attributable to a change in the Company’s oil and gas properties.

Subsequent to the most recent re-determination of the Company’s borrowing base, commodity prices have remained at depressed levels. The Company does not expect the continued depression in commodity prices to result in a significant reduction of the future borrowing base and related commitments under the credit facilities. In the event the borrowing base is reduced, unless prices remain depressed for a significant period of time, the Company does not believe that the reduction would have a significant impact on the Company’s ability to service its debt and fund its drilling program and related operations.

The Company’s credit facilities contain market standard terms and conditions, and include, for instance, restrictions on indebtedness, reorganizations and mergers, liens, asset dispositions and hedging.

Financial Covenant

Effective August 4, 2015, the Company’s banking syndicate agreed to amend the agreement governing the credit facilities with the removal of the Total Debt to EBITDA and EBITDA to interest expense financial covenants. At the same time, Bellatrix and the banking syndicate agreed to modify the Senior Debt to EBITDA financial covenant so that it must not exceed 3.5 times for the fiscal quarters ending on or before March 31, 2017. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA covenant will return to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition). As part of the agreement to remove these financial covenants, the Company agreed that any further issuances of subordinated indebtedness (but excluding refinancing of the existing Senior Notes) will require majority lender approval.

As a result of these amendments, the credit facilities are now subject to a single financial covenant, which was met as at September 30, 2015. Bellatrix calculates its financial covenant quarterly. The calculation for the financial covenant is based on specific definitions that are not in accordance with IFRS and cannot be readily replicated by referring to Bellatrix’s condensed consolidated financial statements. Failing a financial covenant may result in cancellation of the credit facilities and/or all or any part of the outstanding loans with all accrued and unpaid interest to be immediately due and payable.

29

As at September 30, 2015, the financial covenant was:

	Covenant as at September 30, 2015	Position at September 30, 2015
Revolving Credit Facilities	Maximum Ratio
Senior Debt(1) to EBITDA(2) for the last four fiscal quarters	3.50x	2.40x

Senior Unsecured Notes	Minimum Ratio
Fixed charge coverage(3)	2.25x	4.66x

(1) “Senior Debt” is defined as Total Debt, excluding any unsecured or subordinated debt

(2) “EBITDA” refers to earnings before interest, taxes, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the credit facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended September 30, 2015 was $176.1 million

(3) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net profit and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). Both fixed charges and consolidated cash flow are non-GAAP measures.  For the trailing twelve months ended September 30, 2015, fixed charges were $43.6 million and consolidated cash flow was $203.2 million

As at September 30, 2015, excluding $6.4 million of outstanding letters of credit that reduce the amount otherwise available to be drawn on the syndicated facility, approximately $259 million or 43% of unused and available bank credit under its credit facilities was available to fund Bellatrix’s ongoing capital spending and operational requirements.

Subject to certain exceptions and qualifications, the Senior Notes have no financial covenants but limit the Company’s ability to, among other things: make payments and distributions; incur additional indebtedness; issue disqualified or preferred stock; create or permit liens to exist; make certain dispositions; effect transfers of assets; and engage in amalgamations, mergers or consolidations.

Bellatrix currently has commitments associated with its credit facilities outlined above and the commitments outlined under the “Commitments” section.

COMMITMENTS

As at September 30, 2015, Bellatrix committed to drill 3 gross (1.2 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated net cost of approximately $4.0 million.

In addition, Bellatrix entered into a joint operating agreement during the 2011 year which includes a minimum commitment for the Company to drill a specified number of wells each year over the term of the agreement. The details of the agreement are provided in the table below:

Joint Operating Agreement	Feb. 1, 2011

Commitment Term	2011 to 2015

Minimum wells per year (gross and net)	3

Minimum total wells (gross and net)	15

Estimated total cost ($millions)	$56.3

Remaining wells to drill at September 30, 2015	1

Remaining estimated total cost ($millions)	$3.9

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture. In meeting the drilling commitments under these agreements, Bellatrix will satisfy some of the drilling commitments under the joint operating agreements described above.

30

As at September 30, 2015, commitments under the Grafton Joint Venture are as follows:

Agreement	Grafton (2) (3)

Commitment Term	2013 to 2015

Minimum total wells (gross) (1)	85

Minimum total wells (net) (1)	16.9

Estimated total cost ($millions) (gross) (1)	$305.0

Estimated total cost ($millions) (net) (1)	$55.0

Remaining wells to drill at September 30, 2015 (gross) (1)	17

Remaining wells to drill at September 30, 2015 (net) (1)	4

Remaining estimated total cost ($millions) (gross) (1)	$73.0

Remaining estimated total cost ($millions) (net) (1)	$16.0

(1) Gross and net estimated total cost values and gross and net minimum estimated total wells for the Troika and Grafton Joint Ventures represent Bellatrix’s total capital and well commitments pursuant to the Troika and Grafton joint venture agreements. Gross and net minimum total wells for the Daewoo and Devonian Partnership represent Bellatrix’s total well commitments pursuant to the Daewoo and Devonian Partnership agreement. Gross and net estimated total cost values for the Daewoo and Devonian Partnership represent Bellatrix’s estimated cost associated with its well commitments under the Daewoo and Devonian Partnership agreement. Remaining estimated total cost (gross) for the Daewoo and Devonian Partnership is based on initial Daewoo Devonian Partnership gross capital divided by initial total gross capital including third parties.

(2) During April 2014, Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million. The funding period of the Grafton Joint Venture was extended to the third anniversary of the program’s effective date for wells relating to the exercised option. All other terms and conditions of the commitment increase are the same as the previously announced Grafton Joint Venture.

(3) The funding period of the Grafton Joint Venture for the initial and amended agreement whereby Grafton will contribute $200 million was extended to December 31, 2015.

During 2014, the CNOR Joint Venture was formed with CNOR a non-operated oil and gas company managed by Grafton Asset Management Inc. Through the joint venture, CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's undeveloped land holdings. Bellatrix is not currently subject to any formal well or cost commitments in relation to the CNOR Joint Venture.

The Daewoo and Devonian Partnership provides for a multiyear commitment from 2013 to 2016 with anticipated total gross capital expenditures of $200 million ($100 million net). As at September 30, 2015, a total of 44 gross (19 net) wells have been drilled as well as expenditures related to land acquisitions and infrastructure pursuant to the Daewoo and Devonian Partnership and there remains estimated total gross capital of $89.1 million ($44.6 million net) to be committed by the parties thereunder.

The Troika Joint Venture provides for a multiyear commitment with anticipated total capital commitment of $120 million from each of Bellatrix and TCA. As at September 30, 2015 a total of 49 wells (24.5 net), including 3 megabores that each earned two sections of land were successfully drilled for a total of 52 gross sections of land earned by Bellatrix and TCA. As at September 30, 2015 remaining estimated capital to be expended under the Troika Joint Venture is $24.6 million gross ($12.3 million net).

31

The Company had the following liabilities as at September 30, 2015:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years

Accounts payable and accrued liabilities (1)	$84,697	$84,697	$-	$-	$-

Advances from joint venture partners	72,432	72,432	-	-	-

Bank debt – principal (2)	341,030	-	341,030	-	-

Senior Notes (3)	320,709	-	-	320,709	-

Decommissioning liabilities (4)	93,915	-	849	3,907	89,159

Finance lease obligation	10,468	1,627	2,866	1,082	4,893

Total	$923,251	$158,756	$344,745	$325,698	$94,052

(1) Includes $0.5 million of accrued interest payable in relation to the bank credit facilities and $10.3 million related to interest on the Senior Notes are included in accounts payable and accrued liabilities.

(2) Bank debt is based on a three year facility, fully revolving until maturity, and extendable annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than three years. Interest due on the bank credit facility is calculated based upon floating rates.

(3) Senior Notes mature on May 15, 2020, but may be redeemed by Bellatrix at any time on or after May 15, 2017 at specified redemption prices.

(4) Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2018 and 2065).

Off-Balance Sheet Arrangements

The Company has certain fixed-term lease agreements, including primarily office space leases, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. The lease agreements do not currently provide for early termination. No asset or liability value has been assigned to these leases in the balance sheet as of September 30, 2015.

BUSINESS PROSPECTS AND OUTLOOK

Bellatrix realized its first full quarter of contribution from the Alder Flats Plant which averaged approximately 100% capacity utilization during the third quarter. The Alder Flats Plant has provided a structural improvement in corporate operating costs for the Company and improves Bellatrix’s competitiveness and long term profitability.

In addition to lower operating costs, Bellatrix’s $300 million investment in strategic infrastructure over the past two and a half years, including the Alder Flats Plant, has provided a shift downward in average corporate royalty rates given increased GCA credits associated with the facilities and infrastructure. Corporate royalty rates have also declined as a result of the lower commodity prices.

The Company’s 2015 corporate operating and financial guidance expectations remain intact, and year to date performance has met or exceeded full year average guidance expectations. Actual year to date production volumes remain in-line with the high end of the previously announced guidance range, positioning the Company to grow 2015 full year average daily production volumes by approximately 9% relative to 2014.

Bellatrix maintains an acute focus on operational efficiency improvements and cost compression across all areas of its business and results to date have demonstrated the Company’s commitment to improving overall corporate sustainability and profitability.

32

2015 Guidance

	Nine Months Ended September 30, 2015	Full Year 2015 Guidance (3)
Average daily production (boe/d)
Low range	41,689	40,500
High range	41,689	41,500
Average product mix
Crude oil, condensate and NGLs (%)	30	30
Natural gas (%)	70	70
Capital spending ($ millions) (1)	142	160
Expenses ($/boe)
Production	8.18	8.25
General and administrative (2)	1.67	1.65

(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions.

(2) G&A expenses are after capitalized G&A and recoveries

(3) On August 4, 2015, based on the continued depressed commodity price environment, Bellatrix revised their 2015 capital, average daily production and G&A guidance

Bellatrix currently has two drilling rigs operating in the field, and anticipates fourth quarter capital expenditures to be approximately $20 million. This level of capital spending continues to represent less than forecast cash flow from operations thereby providing further anticipated reductions in bank debt through year end while maintaining average production volumes in the fourth quarter similar to third quarter levels. The Company continues to add high quality production at industry leading capital efficiencies while leveraging JV capital.

The second quarter of 2015 represented the high watermark in terms of capital spending for the Company as we completed construction of the Alder Flats Plant, but now with the Alder Flats Plant fully contributing to Bellatrix’s corporate results, the Company has realized a step change down in operating costs and royalties payable, which enhances the profitability of the Company’s business. Capital spending on infrastructure during the third quarter represented only 10% of gross exploration and development capital highlighting the reduced outlay required given the significant infrastructure footprint in place.

Bellatrix remains focused on debt reduction initiatives including a focus through year end which contemplates spending under the Company’s forecast cash flow while maintaining total company production volumes. The Company’s liquidity position remains strong with $259 million of undrawn capacity (excluding letters of credit) on the $600 million credit facility at September 30, 2015. The Company maintains significant balance sheet flexibility to manage effectively through the commodity price cycle. Bellatrix continues to take a patient and pragmatic approach in managing the business through these turbulent times, ensuring alignment of corporate and shareholder interests, while preserving and enhancing the long term value of the company for their shareholders.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

The reader is advised that the critical accounting estimates, policies, and practices described in the Company’s MD&A for the year ended December 31, 2014 continue to be critical in determining Bellatrix’s unaudited financial results as of September 30, 2015. There were no changes in accounting policies during the nine months ended September 30, 2015 except for property, plant and equipment.

With the completion of Phase 1 of the Alder Flats Plant in May 2015, Bellatrix began depreciating the associated costs of the Phase 1 of the Alder Flats Plant as the asset is now available for use.

Depreciation is recognized to expense the cost of significant components of assets less their residual values over their useful lives.

Bellatrix’s Plant and associated equipment are depreciated using the straight-line method over estimated useful lives as follows:

•	General plant and processing equipment - 40 years
•	Other properties and equipment - 10 years
•	Turnarounds - 5 years

33

Depreciation methods, useful lives and residual values are reviewed at each reporting date and, if necessary, any changes would be accounted for prospectively.

A summary of future accounting pronouncements is found in the Company’s MD&A for the year ended December 31, 2014. A copy of the Company’s MD&A for the year ended December 31, 2014 is available at www.sedar.com or as part of the Company’s annual report on Form 40-F for the year ended December 31, 2014, which may be found at www.sec.gov.

LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Company’s management monitors known and potential contingent matters and makes appropriate provisions by charges to earnings when warranted by the circumstances.

With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Internal Control over Financial Reporting

The Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have designed, or caused to be designed under their supervision, internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company is required to disclose any changes herein in the Company’s internal control over financial reporting that occurred during the period July 1, 2015 and ended on September 30, 2015 that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting based on the criteria described in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. No material changes in the Company’s internal control over financial reporting were identified during such period that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

34

SENSITIVITY ANALYSIS

The table below shows sensitivities to funds flow from operations as a result of product price, exchange rate, and interest rate changes. This is based on actual average prices received for the third quarter of 2015 and average production volumes of 40,277 boe/d during that period, as well as the same level of debt outstanding as at September 30, 2015. Diluted weighted average shares are based upon the third quarter of 2015. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

	Funds Flow from Operations (1)	Funds Flow from Operations (1)
	(Annualized)	(Per Diluted Share)
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl (2)	4,700	0.02
Change of $0.10/ mcf (2)	6,100	0.03
Change in Prime rate of 1%	3,400	0.02
Change of $0.01 CAD/USD exchange rate	700	-

(1) The term “funds flow from operations” should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to additional GAAP measures of funds flow from operations or funds flow from operations per diluted share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found elsewhere herein. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

(2) Commodity price risk management activities are excluded from funds flow from operations sensitivity calculations.

Given a $0.01 change in the CAD/USD exchange rate, the interest expense on the Senior Notes would change by $0.2 million on an annualized basis, while the long-term debt balance would change by $2.4 million.

SELECTED QUARTERLY CONSOLIDATED INFORMATION

The following table sets forth selected consolidated financial information of the Company for the quarters in 2015, 2014, and 2013.

2015 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30
Total revenue (1)	90,186	88,941	82,066
Funds flow from operations (1)	24,858	28,378	26,598
Funds flow from operations per share (1)
Basic	$0.13	$0.15	$0.14
Diluted	$0.13	$0.15	$0.14
Cash flow from operating activities	22,553	16,475	22,015
Cash flow from operating activities per share
Basic	$0.12	$0.09	$0.11
Diluted	$0.12	$0.09	$0.11
Net profit (loss)	(12,688)	(24,427)	(50,460)
Net profit (loss) per share
Basic	($0.07)	($0.13)	($0.26)
Diluted	($0.07)	($0.13)	($0.26)
Total net capital expenditures - cash	83,179	37,669	11,258

35

2014 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	163,585	152,311	137,411	130,160
Funds flow from operations (1)	77,642	71,014	60,341	61,757
Funds flow from operations per share (1)
Basic	$0.45	$0.40	$0.32	$0.32
Diluted	$0.45	$0.39	$0.31	$0.32
Cash flow from operating activities	84,300	60,063	60,006	90,459
Cash flow from operating activities per share
Basic	$0.49	$0.34	$0.31	$0.47
Diluted	$0.48	$0.33	$0.31	$0.47
Net profit	25,167	38,252	44,874	54,830
Net profit per share
Basic	$0.15	$0.22	$0.23	$0.29
Diluted	$0.14	$0.21	$0.23	$0.29
Total net capital expenditures - cash	155,863	125,955	167,790	232,641

2013 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	65,543	74,564	68,329	83,455
Funds flow from operations (1)	37,545	36,563	30,002	39,349
Funds flow from operations per share (1)
Basic	$0.35	$0.34	$0.28	$0.31
Diluted	$0.32	$0.31	$0.25	$0.30
Cash flow from operating activities	35,527	29,611	25,295	38,025
Cash flow from operating activities per share
Basic	$0.33	$0.27	$0.23	$0.30
Diluted	$0.30	$0.25	$0.22	$0.29
Net profit	4,561	15,466	29,453	22,195
Net profit per share
Basic	$0.04	$0.14	$0.27	$0.17
Diluted	$0.04	$0.13	$0.25	$0.17
Total net capital expenditures - cash	91,614	46,699	49,452	99,199

(1) Refer to “Additional GAAP Measures” in respect of the terms “funds flow from operations,” “funds flow from operations per share,” “total net debt,” and to “Non-GAAP Measures” in respect of the term “total revenue.”

In the third quarter of 2015, Bellatrix reduced outstanding bank debt and working capital deficiency by $15 million from the second quarter of 2015. Bellatrix realized its first full quarter of contribution from the Bellatrix Alder Flats Plant which resulted in production expense decreases of 14% to $7.38/boe in the third quarter of 2015 from $8.58/boe in the second quarter of 2015. In the three months ended September 30, 2015, the Company incurred $11.3 million of net cash capital expenditures, compared to $167.8 million of in the third quarter of 2014, and drilled and/or participated in 12 gross (5.4 net) wells, compared to 35 gross (17.5 net) wells in the same period in 2014. Sales volumes increased 6% to 40,277 boe/d from 37,838 boe/d realized in the third quarter of 2014. The Company’s total revenue generated in the quarter ending September 30, 2015, decreased 40% to $82.1 million compared to $137.4 million in the third quarter of 2014 as a result of continued, overall weak global commodity price environment.

During the second quarter of 2015, Bellatrix successfully completed Phase 1 of the Bellatrix Alder Flats Plant. In addition, Bellatrix closed a private offering of US$250 million of 8.50% Senior Notes due 2020 during the second quarter 2015. In the three months ended June 30, 2015, the Company incurred $37.7 million of net cash capital expenditures, compared to $126.0 million in the second quarter of 2014, and drilled and/or participated in 4 gross (2.8 net) wells, compared to 19 gross (9.0 net) wells in the same period in 2014. Bellatrix achieved sales volumes of 40,426 boe/d, an 11% increase from 36,342 boe/d realized in the second quarter of 2014. Bellatrix’s total revenue generated in the second quarter of 2015 was impacted by the overall weak global commodity price environment, resulting in a decrease of 42% to $88.9 million compared to $152.3 million in the second quarter of 2014.

36

Bellatrix’s first quarter 2015 results were impacted by a weak global commodity price environment which continued from the fourth quarter of 2014 through the first quarter of 2015. The negative impacts of the first quarter 2015 pricing environment were partially offset by a 27% increase in production over the first quarter of 2014, which resulted from the success of Bellatrix’s first quarter 2015 drilling program and Bellatrix’s ongoing successful drilling activity in the Cardium and Spirit River resource plays throughout 2014.

In the three months ended December 31, 2014, Bellatrix’s net cash capital expenditures totaled $232.6 million, compared to $99.2 million in the fourth quarter of 2013. The Company drilled and/or participated in 12 gross (7.1 net) wells in the fourth quarter of 2014, compared to 35 gross (21.4 net) wells in the comparative 2013 quarter. Sales volumes increased by 79% to 42,945 boe/d from 23,968 boe/d between the fourth quarters of 2013 and 2014. Bellatrix’s total revenue increased by 56% to $130.2 million in the fourth quarter of 2014 from $83.5 million in the comparative quarter in 2013 as a result of the increase in sales volumes between the quarters, in conjunction with higher realized natural gas commodity prices.

During the third quarter of 2014, Bellatrix completed several asset acquisitions including a tuck-in acquisition of working interests. In the third quarter of 2014, the Company incurred $167.8 million of net cash capital expenditures, compared to $49.5 million in the third quarter of 2013, and drilled and/or participated in 35 gross (17.5 net) wells, compared to 19 gross (8.6 net) wells in the third quarter of 2013. Bellatrix realized a 73% increase in sales volumes from 21,852 boe/d in the third quarter of 2013 to 37,838 boe/d in the comparative 2014 period. Bellatrix’s total revenue increased by 101% to $137.4 million in the third quarter of 2014 from $68.3 million in the comparative quarter in 2013 as a result of the increase in sales volumes between the quarters, in conjunction with higher natural gas prices which were partially offset by reduced crude oil and NGL commodity prices realized in the 2014 third quarter.

In the second quarter of 2014, Grafton elected to exercise an option to increase committed capital under the Grafton Joint Venture by $50 million, resulting in a total commitment of $250 million at the end of that quarter. In addition to the expansion of the Grafton Joint Venture, the Company experienced additional successes through the $172.6 million bought deal financing and the commissioning of the Blaze Pipeline on April 1, 2014. Bellatrix’s net cash capital spending in the second quarter of 2014 totaled $134.6 million, compared to $46.7 million during the comparative 2013 period. During the second quarter of 2014, the Company drilled and/or participated in 19 gross (9.0 net) wells, compared to 5 gross (5.0 net) wells in the same quarter of 2013 and realized a 64% increase in sales volumes to 36,342 boe/d in the second quarter of 2014 from 22,102 boe/d in the second quarter of 2013. The Company realized total revenue of $152.3 million in the second quarter of 2014, an increase of 104% from $74.6 million in the comparative quarter in 2013. The increased revenue was the result of the increase in sales volumes between the second quarters of 2013 and 2014, in conjunction with higher realized natural gas, crude oil and NGL prices realized in the second quarter of 2014 compared to the second quarter of 2013.

During the first quarter of 2014, Bellatrix’s net cash capital expenditures totaled $155.6 million, compared to $91.6 million in the first quarter of 2013. The Company drilled and/or participated in 44 gross (25.6 net) wells in the first quarter of 2014, compared to 21 gross (17.1 net) wells in the comparative 2013 quarter. Sales volumes increased by 81% to 35,049 boe/d from 19,343 boe/d between the 2013 and 2014 first quarters. The Company’s total revenue increased by 150% to $163.6 million in the first quarter of 2014 from $65.5 million in the comparative quarter in 2013 as a result of the increase in sales volumes between the quarters, in conjunction with higher realized crude oil, NGL, and natural gas commodity prices.

37